October 17, 2006

Robert A. Olins
Chief Executive Officer
SpatiaLight, Inc.
Five Hamilton Landing, Suite 100
Novato, California 94949

Re: SpatiaLight, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed September 28, 2006
File No. 333-137100

Dear Mr. Olins:

We have limited our review of your filing to the issues we have addressed in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Shareholders, page 31

1.   We note your response to prior comment 6. As noted in our prior comment, if a selling shareholder is a broker-dealer, that selling shareholder must be identified as an underwriter in the prospectus unless it received the securities being registered as compensation for underwriting activities. We therefore reissue our prior comment.

2.   We note your response to prior comment 9 and have reviewed the analysis contained in Appendix A, however you must disclose the natural persons that beneficially own the shares held by entities named in this table.

Signature page

3.   We reissue prior comment 12, which sought revision to your signature page below the second paragraph.

Exhibits

4.   We note your response to prior comment 13. Please note that you must file exhibit 5 before you submit a request for acceleration of the effective date of your registration statement.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions, please call Donald C. Hunt at (202) 551-3647 or me at (202) 551-3617.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Melvin Katz, Esq. – Bryan Cave LLP